UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.     )*

The Habit Restaurants, Inc.

(Name of Issuer)

Class A common stock, par value $0.01 per share

(Title of Class of Securities)

40449J103

(CUSIP Number)

November 21, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 40449J103	Page 2 of 17 Pages

1.	Name of reporting person KarpReilly GP, LLC
2.	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 11,370,386 (a)(b)
	7.	Sole dispositive power 0
	8.	Shared dispositive power 11,370,386 (a)(b)
9.	Aggregate amount beneficially owned by each reporting person 11,370,386 (a)(b)
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 43.7%
12.	Type of reporting person OO

(a)	Includes 8,145,836 Common Units of The Habit Restaurants, LLC (“LLC Units”) and shares of Class B common stock of The Habit Restaurants, Inc. (the “Company”) that are immediately convertible for shares of Class A common stock of the Company.
(b)	Consisting of 8,145,836 shares held by KarpReilly HB Co-Invest, LLC and 3,224,550 shares held by Habit Restaurant Co-Invest, LLC.

2

13G

CUSIP No. 40449J103	Page 3 of 17 Pages

1.	Name of reporting person KarpReilly Investments, LLC
2.	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 2,821,259 (a)
	7.	Sole dispositive power 0
	8.	Shared dispositive power 2,821,259 (a)
9.	Aggregate amount beneficially owned by each reporting person 2,821,259 (a)
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 10.8%
12.	Type of reporting person OO

(a)	Includes 2,821,259 Common Units of The Habit Restaurants, LLC (“LLC Units”) and shares of Class B common stock of The Habit Restaurants, Inc. (the “Company”) that are immediately convertible for shares of Class A common stock of the Company.

3

13G

CUSIP No. 40449J103	Page 4 of 17 Pages

1.	Name of reporting person KarpReilly HB Co-Invest, LLC
2.	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 8,145,836 (a)
	7.	Sole dispositive power 0
	8.	Shared dispositive power 8,145,836 (a)
9.	Aggregate amount beneficially owned by each reporting person 8,145,836 (a)
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 31.5%
12.	Type of reporting person OO

(a)	Includes 8,145,836 Common Units of The Habit Restaurants, LLC (“LLC Units”) and shares of Class B common stock of The Habit Restaurants, Inc. (the “Company”) that are immediately convertible for shares of Class A common stock of the Company.

13G

CUSIP No. 40449J103	Page 5 of 17 Pages

1.	Name of reporting person Habit Restaurant Co-Invest, LLC
2.	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 3,224,550
	7.	Sole dispositive power 0
	8.	Shared dispositive power 3,224,550
9.	Aggregate amount beneficially owned by each reporting person 3,224,550
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 12.4%
12.	Type of reporting person OO

13G

CUSIP No. 40449J103	Page 6 of 17 Pages

1.	Name of reporting person Habit Restaurant Holdings 45, Inc.
2.	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 1,451,047 (a)
	6.	Shared voting power 0
	7.	Sole dispositive power 1,451,047 (a)
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 1,451,047 (a)
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 5.6%
12.	Type of reporting person CO

(a)	Includes 1,451,047 Common Units of The Habit Restaurants, LLC (“LLC Units”) and shares of Class B common stock of The Habit Restaurants, Inc. (the “Company”) that are immediately convertible for shares of Class A common stock of the Company.

13G

CUSIP No. 40449J103	Page 7 of 17 Pages

1.	Name of reporting person Habit Restaurant Holdings 25, Inc.
2.	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 806,137 (a)
	6.	Shared voting power 0
	7.	Sole dispositive power 806,137 (a)
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 806,137 (a)
10.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 3.1%
12.	Type of reporting person CO

(a)	Includes 806,137 Common Units of The Habit Restaurants, LLC (“LLC Units”) and shares of Class B common stock of The Habit Restaurants, Inc. (the “Company”) that are immediately convertible for shares of Class A common stock of the Company.

13G

CUSIP No. 40449J103	Page 8 of 17 Pages

13.	Name of reporting person Habit Restaurant Holdings 15, Inc.
14.	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
15.	SEC use only
16.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	17.	Sole voting power 483,683 (a)
	18.	Shared voting power 0
	19.	Sole dispositive power 483,683 (a)
	20.	Shared dispositive power 0
21.	Aggregate amount beneficially owned by each reporting person 483,683 (a)
22.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
23.	Percent of class represented by amount in Row (9) 1.9%
24.	Type of reporting person CO

(a)	Includes 483,683 Common Units of The Habit Restaurants, LLC (“LLC Units”) and shares of Class B common stock of The Habit Restaurants, Inc. (the “Company”) that are immediately convertible for shares of Class A common stock of the Company.

13G

CUSIP No. 40449J103	Page 9 of 17 Pages

25.	Name of reporting person Habit Restaurant Holdings 10, Inc.
26.	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
27.	SEC use only
28.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	29.	Sole voting power 322,455 (a)
	30.	Shared voting power 0
	31.	Sole dispositive power 322,455 (a)
	32.	Shared dispositive power 0
33.	Aggregate amount beneficially owned by each reporting person 322,455 (a)
34.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
35.	Percent of class represented by amount in Row (9) 1.2%
36.	Type of reporting person CO

(a)	Includes 322,455 Common Units of The Habit Restaurants, LLC (“LLC Units”) and shares of Class B common stock of The Habit Restaurants, Inc. (the “Company”) that are immediately convertible for shares of Class A common stock of the Company.

13G

CUSIP No. 40449J103	Page 10 of 17 Pages

37.	Name of reporting person Habit Restaurant Holding 5, Inc.
38.	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
39.	SEC use only
40.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	41.	Sole voting power 161,228 (a)
	42.	Shared voting power 0
	43.	Sole dispositive power 161,228 (a)
	44.	Shared dispositive power 0
45.	Aggregate amount beneficially owned by each reporting person 161,228 (a)
46.	Check box if the aggregate amount in Row (9) excludes certain shares ☐
47.	Percent of class represented by amount in Row (9) 0.6%
48.	Type of reporting person CO

(a)	Includes 161,228 Common Units of The Habit Restaurants, LLC (“LLC Units”) and shares of Class B common stock of The Habit Restaurants, Inc. (the “Company”) that are immediately convertible for shares of Class A common stock of the Company.

Item 1(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is The Habit Restaurants, Inc. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at 17320 Red Hill Avenue, Suite 140, Irvine, CA 92614.

Item 2(a).	Name of Person Filing

This statement is being filed on behalf of the following (collectively, the “Reporting Persons”): (1) KarpReilly GP, LLC (“KarpReilly GP”), a Delaware limited liability company, (2) KarpReilly HB Co-Invest, LLC (“KarpReilly HB”), a Delaware limited liability company, (3) KarpReilly Investments, LLC (“KarpReilly Investments”), a Delaware limited liability company, (4) Habit Restaurant Co-Invest, LLC (“Co-Invest”), a Delaware limited liability company, (5) Habit Restaurant Holdings 45, Inc. (“Holdings 45”), a Delaware corporation, (6) Habit Restaurant Holdings 25, Inc. (“Holdings 25”), a Delaware corporation, (7) Habit Restaurant Holdings 15, Inc. (“Holdings 15”), a Delaware corporation, (8) Habit Restaurant Holdings 10, Inc. (“Holdings 10”), a Delaware corporation, and (9) Habit Restaurant Holding 5, Inc. (“Holding 5”), a Delaware corporation.

KarpReilly GP is the managing member of each of KarpReilly HB and Co-Invest. Because of KarpReilly GP’s relationship to KarpReilly HB and Co-Invest, KarpReilly GP may be deemed to indirectly beneficially own the shares that are directly beneficially owned by KarpReilly HB and Co-Invest.

Christopher Reilly and Allan Karp are the sole managing members of KarpReilly Investments. Because of Messrs. Reilly and Karp’s relationship to KarpReilly Investments, they may be deemed to indirectly beneficially own the shares that are directly beneficially owned by KarpReilly Investments.

The Reporting Persons have entered into a Joint Filing Agreement, dated October 28, 2015, a copy of which is attached as Exhibit A to this Schedule 13G, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

Item 2(b).	Address of Principal Business Office or, if none, Residence

The principal business address of each of the Reporting Persons is c/o KarpReilly, LLC, 104 Field Point Road, Greenwich, CT 06830.

Item 2(c).	Citizenship

Each of KarpReilly GP, KarpReilly HB, KarpReilly Investments, Co-Invest, Holdings 45, Holdings 25, Holdings 15, Holdings 10 and Holding 5 is organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G relates is Class A common stock, par value $0.01 per share (“Common Stock”).

Item 2(e).	CUSIP Number

The CUSIP number of the Company’s Common Stock is 40449J103.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d 1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

	☐	If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4.	Ownership

Item 4(a).	Amount beneficially owned

This Schedule 13G is being filed on behalf of the Reporting Persons. As of the close of business on August 11, 2015, the following shares were held by the Reporting Persons:

KarpReilly Investments held 2,821,259 Common Units of The Habit Restaurants, LLC and 2,821,259 shares of Class B common stock of the Company, representing approximately 10.8% of the Company’s outstanding Common Units and shares of Class B common stock.

KarpReilly HB held 8,145,836 Common Units of The Habit Restaurants, LLC and 8,145,836 shares of Class B common stock of the Company, representing approximately 31.5% of the Company’s outstanding Common Units and shares of Class B common stock.

Co-Invest held 3,224,550 shares of Class A common stock of the Company, representing approximately 12.4% of the Company’s outstanding shares of Class A common Stock.

Holdings 45 held 1,451,047 LLC Units of The Habit Restaurants, LLC and 1,451,047 shares of Class B common stock of the Company, representing 5.6% of the Company’s LLC Units and shares of Class B common stock.

Holdings 25 held 806,137 LLC Units of The Habit Restaurants, LLC and 806,137 shares of Class B common stock of the Company, representing 3.1% of the Company’s LLC Units and shares of Class B common stock.

Holdings 15 held 483,683 LLC Units of The Habit Restaurants, LLC and 483,683 shares of Class B common stock of the Company, representing 9% of the Company’s LLC Units and shares of Class B common stock.

Holdings 10 held 322,455 LLC Units of The Habit Restaurants, LLC and 322,455 shares of Class B common stock of the Company, representing 1.2% of the Company’s LLC Units and shares of Class B common stock.

Holding 5 held 161,228 LLC Units of The Habit Restaurants, LLC and 161,228 shares of Class B common stock of the Company, representing 0.6% of the Company’s LLC Units and shares of Class B common stock.

Pursuant to the terms of the Amended & Restated Limited Liability Company Agreement of The Habit Restaurants, LLC dated as of November 25, 2014, by and among the Company, The Habit Restaurants, LLC and the holders from time to time of Common Units and shares of Class B common stock (the “LLC Agreement”), each Common Unit of The Habit Restaurants, LLC is convertible (along with an equal number of its Class B Shares) for shares of Class A common stock of the Issuer on a one-to-one basis and has no expiration date.

As a result of the foregoing and the relationships described in Item 2(a), the Reporting Persons may be deemed to beneficially own in the aggregate 14,191,645 shares of Class A common stock of the Company, representing, in the aggregate, 54.6% of the Company’s outstanding shares of Class A common stock. The percentage of the Company’s outstanding shares of Common Stock held by the Reporting Persons is based on 3,224,550 shares of Class A common stock outstanding and 10,967,095 LLC Units and an equal amount of shares of Class B common stock outstanding that may be exchanged, pursuant to the Exchange Agreement, for shares of Class A common Stock of the Company, as reported in the Company’s Prospectus on Form 424B4 filed with the Securities and Exchange Commission on November 20, 2014.

No person other than the respective owners referred to herein of shares of Class A common stock, LLC Units and Class B common stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock of the Company.

Item 4(b).	Percent of Class

See Item 4(a) hereof.

Item 4(c).	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

(ii)	shared power to vote or to direct the vote:

KarpReilly GP	11,370,386 LLC Units and Class B common stock
KarpReilly Investments	2,821,259 LLC Units and Class B common stock
KarpReilly HB	8,145,836 LLC Units and Class B common stock
Co-Invest	3,224,550 shares of Class A common stock
Holdings 45	1,451,047 LLC Units and shares of Class B common stock
Holdings 25	806,137 LLC Units and shares of Class B common stock
Holdings 15	483,683 LLC Units and shares of Class B common stock
Holdings 10	322,455 LLC Units and shares of Class B common stock
Holding 5	161,228 LLC Units and shares of Class B common stock

(iii)	sole power to dispose or to direct the disposition of:

(iv)	shared power to dispose or to direct the disposition of:

KarpReilly GP	11,370,386 LLC Units and Class B common stock
KarpReilly Investments	2,821,259 LLC Units and Class B common stock
KarpReilly HB	8,145,836 LLC Units and Class B common stock
Co-Invest	3,224,550 shares of Class A common stock
Holdings 45	1,451,047 LLC Units and shares of Class B common stock
Holdings 25	806,137 LLC Units and shares of Class B common stock
Holdings 15	483,683 LLC Units and shares of Class B common stock
Holdings 10	322,455 LLC Units and shares of Class B common stock
Holding 5	161,228 LLC Units and shares of Class B common stock

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: October 28, 2015

KARPREILLY GP, LLC

By:	/s/ Christopher Reilly
	Name:	Christopher Reilly
	Title:	Authorized Signatory

KARPREILLY INVESTMENTS, LLC

By:	/s/ Christopher Reilly
	Name:	Christopher Reilly
	Title:	Authorized Signatory

KARPREILLY HB CO-INVEST, LLC
By: KarpReilly GP, LLC its managing member

By:	/s/ Christopher Reilly
	Name:	Christopher Reilly
	Title:	Authorized Signatory

HABIT RESTAURANT CO-INVEST, LLC
By: KarpReilly GP, LLC its managing member

By:	/s/ Christopher Reilly
	Name:	Christopher Reilly
	Title:	Authorized Signatory

HABIT RESTAURANT HOLDINGS 45, INC.

By:	/s/ Christopher Reilly
	Name:	Christopher Reilly
	Title:	Managing Member

HABIT RESTAURANT HOLDINGS 25, INC.

By:	/s/ Christopher Reilly
	Name:	Christopher Reilly
	Title:	Managing Member

HABIT RESTAURANT HOLDINGS 15, INC.

By:	/s/ Christopher Reilly
	Name:	Christopher Reilly
	Title:	Managing Member

HABIT RESTAURANT HOLDINGS 10, INC.

By:	/s/ Christopher Reilly
	Name:	Christopher Reilly
	Title:	Managing Member

HABIT RESTAURANT HOLDING 5, INC.

By:	/s/ Christopher Reilly
	Name:	Christopher Reilly
	Title:	Managing Member